EXHIBIT 99.11

                                [GLENCAIRN LOGO]

                                 INTERIM REPORT
                                       Q1








                   For the first quarter ended March 31, 2004

                       PRESIDENT'S MESSAGE TO SHAREHOLDERS


Highlights

     *    Sales up 43% to $4.2 million
     * Working capital at March 31, 2004 of $32.5 million, including cash of $29.3 million
     * $20.4 million equity issue completed to fund construction of the Bellavista Mine
     *    Construction at Bellavista progressing on schedule and within budget

Results of Operations
---------------------

The Limon Mine in Nicaragua was the Company's only operation during Q1/04 and throughout 2003, and all sales and cost of sales relate to that mine.

Gold production during Q1/04 was 11,038 ounces at a cash operating cost of $297 per ounce. This was about 1,100 ounces below the Company's planned production and $40 above planned cost per ounce for the quarter. The decline in production from original estimates was largely because limited mine development during 2003 resulted in lower grade areas being mined during Q1/04.

In Q1/04, gold sales were up by 1,240 ounces to 10,436 ounces compared to Q1/03. Sales increased by 43% to $4.2 million as the Company's average realized price per ounce in Q1/04 increased to $407, up $119 compared to Q1/03. The Company benefited from higher spot prices in 2004. Also much of the Q1/03 sales were sold under hedging contracts at lower than the then current spot prices. All of the Company's hedge commitments were completed in June 2003 and the Company plans to remain unhedged in the future.

Cost of sales increased by $924,000 or 34% in the Q1/04 compared to Q1/03. Cash operating costs per ounce sold increased to $346 from $292 in 2004 compared to 2003. In addition to the cost increase from lower grade discussed above, the cash operating cost component of the 4,126 ounces in opening inventory was $376 per ounce. This inventory was produced in December 2003 but sold during Q1/04 and contributed to the cash operating cost increase.

Operations have improved steadily since Glencairn acquired the mine through the merger with Black Hawk Mining in October, 2003, and Glencairn still expects to meet its originally budgeted production of 53,000 ounces for 2004. The Company expects 2004 cash operating costs will be somewhat higher than the $228 per ounce originally planned largely as a result of the lower than expected grades year to date. In the month of March, production was 4,549 ounces, and operating costs were $240 per ounce. Development constraints are being addressed and mining is expected to move into higher-grade areas in future. A small open pit deposit recently discovered a few hundred metres from the mill site will also help make up any production shortfall.

Exploration activities increased significantly in the Q1/04 to $767,000 from $185,000 in Q1/03 due to increased exploration activity as the Company proceeds with several exploration programs in Nicaragua and Canada, including 55,000 metres of diamond drilling that were announced in a news release dated Jan. 16, 2004.

Construction of the Bellavista Mine commenced in December 2003 and is on schedule and on budget. Leaching operations will commence in 2004 and delivery of the first gold bars is expected in early 2005 with completion expected in April 2005. Investing activities in Q1/04 were $6,335,000 compared to $68,000 in Q1/03, with most of the 2004 expenditures for construction at Bellavista. Once in commercial production, scheduled for early 2005, Bellavista is designed to produce 60,000 ounces of gold per year at a cash operating cost of $163 per ounce over a minimum 7.3-year mine life. Glencairn is considering using a contractor for the mining at Bellavista, which will reduce construction costs by approximately $4-$5 million but will increase operating costs.

Working capital at March 31, 2004, was $32.5 million, including cash of $29.3 million, compared with $19.7 million at December 31,2003. The increase in cash and working capital was largely due to a public offering in Q1/04 of 34.5 million units, each unit consisting of a share and a half warrant that raised net proceeds of $20.4 million. The warrants were listed for trading in Q1/04 on the Toronto Stock Exchange (TSX) under the trading symbol GGG.wt.

Also in Q1/04, Kevin Drover joined the Company as Chief Operating Officer. Mr. Drover brings 30 years of international mining experience to the Company.



"Kerry J. Knoll"
Kerry J. Knoll
President and Chief Executive Officer

May 12, 2004

GLENCAIRN GOLD CORPORATION
INTERIM MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2004


The following discussion and analysis should be read in conjunction with the Company's unaudited consolidated interim financial statements and related notes thereto for the three months ended March 31, 2004 and 2003 which have been prepared in United States dollars and in accordance with Canadian generally accepted accounting principles. The reader should also refer to the annual audited financial statements for the years ended December 31, 2003 and 2002, and Management's Discussion and Analysis for those years. All dollar amounts are US dollars unless otherwise indicated.

ACCOUNTING CHANGE

Asset Retirement Obligations

Effective January 1, 2004 the Company adopted the recommendations on asset retirement obligations as required by section 3110 of the Canadian Institute of Chartered Accountants Handbook. The new standard focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The standard requires the recognition of any statutory, contractual or other legal obligation, normally when incurred. The obligations are measured initially at fair value and the resulting costs capitalized into the carrying amount of the related asset. In subsequent periods, the liability is adjusted for the accretion of discount and any changes in the amount or timing of the underlying future cash flows. The asset retirement cost is amortized to income on a systematic and rational basis.

The new standard requires that any changes resulting from the change in accounting policy be reflected in the financial statements through retroactive restatement of financial statements dated prior to the date of adoption of the standard. As a result the Company has restated the balance sheet as at December 31, 2003 to reflect an increase of $237,000 in property, plant and equipment and an increase in estimated asset retirement obligations of $2,320,000. An amount of $2,083,000 was charged to retained earnings as at December 31, 2003 for the cumulative effect of this accounting change to that date.


RESULTS OF OPERATIONS

The Limon Mine was the Company's only operation during 2004 and 2003 and all sales and cost of sales were generated from that mine.

Key Statistics                                              2004         2003
--------------                                              ----         ----
Gold ounces sold                                          10,436         9,196
Realized price per ounce                                    $407         $288
Cash operating cost per ounce sold                          $346         $292
Total cash costs per ounce sold                             $370         $309
Tonnes milled                                             79,788       56,202
Grade milled (grams per tonne)                               5.0          6.0
Mill recovery (%)                                           86.2         88.4
Operating cost per tonne                                     $41          $46
Gold ounces produced                                      11,038         9,599
Cash operating cost per ounce produced                      $297         $269


Sales increased by $1,278,000 or 43% in 2004 compared to 2003. Gold sold increased by 1,240 ounces to 10,436 ounces and the realized price per ounce increased by $119 to $407 in the first quarter of 2004 compared to the same period in 2003. A labour strike at the Limon Mine in the first quarter of 2003 limited the production available in that period. The realized price increase resulted from average spot prices rising to $408 from $352 in the first quarter of 2004 and 2003 respectively. Also the Company had hedged much of its production in the first quarter of 2003 at lower prices whereas all 2004 sales were made at market prices.

Cost of sales increased by $924,000 or 34% in the first quarter of 2004 compared to the same period in 2003. Cash operating costs per ounce sold increased to $346 from $292 in 2004 compared to 2003. Cost increases in 2004 were due to the limited development carried out in 2003 requiring mining of lower-grade areas. In addition the cash operating cost component of the 4,126 ounces in opening inventory was $376 per ounce. This inventory was produced in December 2003 but sold during the 2004 quarter and contributed to the cash operating cost increase. Development constraints are being addressed and mining is expected to move into higher-grade areas in future. Planned sales for 2004 are 53,000 ounces and the Company expects to meet this target.

Exploration activities increased significantly in the first quarter of 2004 and included drill programs on several sites near the Limon Mine in Nicaragua and the Vogel Project in Canada. The programs seek to add reserves at the Limon Mine, test other prospective zones near the mine and, at the Vogel Project, confirm continuity of gold grades and improve the knowledge of mineral resources at depth. As a result exploration expense increased during the first quarter of 2004 to $767,000 from $185,000 in the first quarter of 2003.

General and administration expense increased by $839,000 to $1,037,000 in the first quarter of 2004 compared to 2003's first quarter. In 2004, with the Black Hawk Mining Inc. merger completed and Bellavista Mine construction started, the increased activities required more staff and more costs for financing, insurance, listing fees and transfer agent fees.

CASH FLOWS

Operating activities used $217,000 in the first quarter of 2004 and generated $14,000 in the prior year period. The decrease resulted mainly from increased exploration and general and administration expense and was partially offset by a reduction in non-cash working capital.

Financing activities generated $20,951,000 in the first three months of 2004. A public share offering was completed in March for 34,500,000 units consisting of a share and a half warrant.

Investing  activities  required  $6,335,000  and $68,000 in the first quarter of
2004 and 2003 respectively. The 2004 expenditures were mainly for the construction of the Bellavista Mine. Construction of the Bellavista Mine commenced in December 2003 and is on schedule and on budget. Leaching operations will commence in 2004 and delivery of the first gold bars is expected in early 2005, with completion expected in April, 2005. At March 31, 2004 the Company has $3,475,000 in expenditure commitments for the Bellavista Project in addition to capital expenditures incurred to date.

LIQUIDITY AND CAPITAL RESOURCES

The Company had cash of $29,302,000 and working capital of $32,505,000 at March 31, 2004. These capital resources increased from the amounts available at December 31, 2003 due to the equity issue completed in March 2004 and the Company now has sufficient funds to construct the Bellavista Mine and meet its other capital requirements.

SUMMARY OF QUARTERLY RESULTS
(in thousands, except per share amounts)

                                Q2      Q3         Q4         Q1        Q2         Q3         Q4           Q1
                               2002    2002       2002       2003      2003       2003       2003         2004
                               ----    ----       ----       ----      ----       ----       ----         ----
Sales                         3,863    4,446      2,498      2,967      4,347      4,483      4,385       4,245
Net earnings (loss)            (494)    (568)    (2,289)      (904)       154        684     (1,183)     (2,742)
Earnings (loss) per share
- basic and diluted           (0.01)   (0.01)     (0.05)     (0.02)      0.00       0.01      (0.01)      (0.02)


NON-GAAP PERFORMANCE MEASURES

The Company has included the non-GAAP performance measures below in this document. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company's performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. The definitions for these performance measures and reconciliation of the non-GAAP measures to reported GAAP measures are as follows:

                                                      2004                         2003
                                               Cash                         Cash
                                            Operating      Total         Operating      Total
                                               Cost      Cash Cost          Cost      Cash Cost
                                             ---------------------------------------------------
Statement of Operations (000's)
 Cost of sales                               $ 3,611      $3,611         $ 2,687     $2,687
 Royalties and production taxes                    -         251               -        152
                                             ---------------------------------------------------
 Cost base for calculation                   $ 3,611      $3,862         $ 2,687     $2,839
                                             ---------------------------------------------------
Gold sales (ounces)                           10,436      10,436           9,196      9,196
Cost per ounce                               $   346      $  370         $   292      $ 309

1    Cost of sales divided by gold ounces sold
2    Cost of sales plus  royalties and  production  taxes divided by gold ounces sold


OUTSTANDING SHARE DATA

Common shares and convertible securities outstanding at May 10, 2004 were:


                                                                                         Common
                               Expiry           Exercise         Securities             Shares on
Security                        Date             Price          Outstanding             Exercise
Common shares                                                                          139,357,726

Warrants                      Nov. 26/08          1.25          24,012,500              24,012,500
Warrants                      Sep. 05/04          0.60           2,197,500               2,197,500
Warrants                      Mar. 18/05          0.65           8,248,313               8,248,313
Warrants                      Apr. 15/05          0.65           1,870,662               1,870,662
Agents options1               Sep. 05/04          0.50             481,300                 481,300
  Warrants on above options   Sep. 05/04          0.50                                     240,650
Agents options1               Mar. 18/05          0.45             622,222                 622,222
  Warrants on above options   Mar. 18/05          0.65                                     765,278
Agents options                Nov. 26/05          0.85           1,352,500               1,352,500
Options - Glencairn plan      Nov. 21/06 to    0.30 to 0.95
                              Feb. 6/09                          8,145,000               8,145,000
Options - Black Hawk plan     Oct. 11/04 to    0.23 to 3.00
                              Jul. 13/13                         1,038,331               1,038,331
                                                                                      ------------
                                                                                       188,331,982
                                                                                      ============

Note 1: These agent's options above are convertible into one common share and one half-share purchase warrant. Each full warrant is exercisable into a common share at the price indicated in the table.

FORWARD-LOOKING STATEMENTS: This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements. Additional information on the Company, including its annual information form is available on SEDAR at www.sedar.com.

May 10, 2004

GLENCAIRN GOLD CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
Three months ended March 31, 2004 and 2003
(US Dollars and shares in thousands, except per share amounts - unaudited)


                                       Note        2004               2003
                                       ----     -----------------------------
                                        1,3                        (restated)
Sales                                           $ 4,245              $ 2,967
                                                -----------------------------
Cost of sales                                     3,611                2,687
Royalties and production taxes                      251                  152
Depreciation and depletion                          428                  358
Accretion expense                                    33                   30
                                                -----------------------------
                                                  4,323                3,227
                                                -----------------------------
Loss from mining operations                         (78)                (260)
                                                -----------------------------
Expenses and other income
  General and administrative                      1,037                  198
  Stock option expense                  7           349                    -
  Exploration and business
    development                                     767                  185
  Other expense (income)                4           511                  261
                                                -----------------------------
                                                  2,664                  644
                                                -----------------------------
Net loss                                        $(2,742)             $  (904)
                                                =============================
Loss per share - basic and diluted              $ (0.02)             $ (0.02)
                                                =============================
Weighted average number of shares
outstanding                                     114,497               47,277
                                                =============================



GLENCAIRN GOLD CORPORATION
CONSOLIDATED STATEMENTS OF DEFICIT
Three months ended March 31, 2004 and 2003
(US Dollars in thousands)




                                       Note        2004               2003
                                       ----     -----------------------------
                                        1,3                        (restated)
Balance as previously stated,
  beginning of period                            $ (1,417)         $ (26,203)
Effect of accounting changes            3          (2,083)            (2,418)
                                                -----------------------------
Balance as restated, beginning
  of period                                        (3,500)           (28,621)
Net loss                                           (2,742)              (904)
                                                -----------------------------
Balance, end of period                           $ (6,242)         $ (29,525)
                                                =============================



The accompanying notes form an integral part of these consolidated financial statements.

GLENCAIRN GOLD CORPORATION
CONSOLIDATED BALANCE SHEETS
(US Dollars in thousands - unaudited)

                                                                    As at             As at
                                                                  March 31,         December 31,
                                                  Note              2004               2003
-------------------------------------------------------------------------------------------------
                                                   1,3                               (restated)
Assets
Current
 Cash and cash equivalents                                       $ 29,302            $ 14,903
 Marketable securities                                                440                 443
 Accounts receivable and prepaid expenses                           2,089               1,734
 Product inventory                                                  1,430               1,708
 Supplies inventory                                                 5,380               5,213
                                                              -----------------------------------
                                                                   38,641              24,001
Note receivable                                                       324                 329
Restricted cash                                                       150                 150
Property, plant and equipment                      3,5             20,187              14,243
                                                              -----------------------------------
                                                                 $ 59,302            $ 38,723
                                                              ===================================
Liabilities
Current
 Accounts payable and accrued liabilities                        $  5,160            $  3,249
 Current portion of asset retirement obligations   3,6                976               1,016
                                                              -----------------------------------
                                                                    6,136               4,265
Asset retirement obligations                       3,6              3,237               3,087
                                                              -----------------------------------
                                                                    9,373               7,352
                                                              -----------------------------------
Share holders' Equity
Warrants                                             7              6,109               4,009
Agent's options                                      7                791               1,116
Contributed surplus                                                 1,828               1,479
Common shares                                        7             47,443              28,267
Deficit                                              3             (6,242)             (3,500)
                                                              -----------------------------------
                                                                   49,929              31,371
                                                              -----------------------------------
                                                                 $ 59,302            $ 38,723
                                                              ===================================

The accompanying notes form an integral part of these consolidated financial statements.

GLENCAIRN GOLD CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
Three months ended March 31, 2004 and 2003
(US dollars in thousands - unaudited)

                                                            Note             2004          2003
                                                        -----------------------------------------
                                                            1,3                        (restated)
Operating activities

Net loss                                                                $ (2,742)       $  (904)
Assets retirement obligations settled                       6                (47)           (78)
Items not affecting cash:
 Mark to market (gain) loss on forward gold sales                              -           (322)
 Depreciation and depletion                                                  428            358
 Accretion expense                                          6                 33             30
 Stock option expense                                       7                349              -
Accretion expense for depleted site                         6                 35             32
 Unrealized foreign exchange gain (loss)                                       5            (20)
Change in non-cash working capital                          8              1,722            918
                                                                     ---------------------------
    Cash (used in) generated by operating activities                        (217)            14
                                                                     ---------------------------
Financing activities
Common shares issued                                                      20,951              2
                                                                     ---------------------------
    Cash generated by financing activities                                20,951              2
                                                                     ---------------------------
Investing activities
Purchase of property, plant and equipment                                 (6,335)           (68)
                                                                     ---------------------------
    Cash (used in) investing activities                                   (6,335)           (68)
                                                                     ---------------------------
Increase (decrease) in cash and cash equivalents                          14,399            (52)

Cash and cash equivalents, beginning of period                            14,903            754
                                                                     ---------------------------
Cash and cash equivalents, end of period                                $ 29,302        $   702
                                                                     ===========================
Supplemental cash flow information                          8


The accompanying notes form an integral part of these consolidated financial statements.

GLENCAIRN GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three months ended March 31, 2004 and 2003
(in US Dollars - except as noted - unaudited)



1.   BASIS OF PRESENTATION

     Glencairn Gold Corporation's (the "Company" or "Glencairn") business is gold mining including exploration, development, extraction, processing and reclamation. The Company's business also includes acquisition of gold properties in operation or in the development stage. The Company owns the Bellavista Mine in Costa Rica. Construction on this project commenced in December 2003 and production is expected to begin in early 2005. In October 2003 the Company merged with Black Hawk Mining Inc. ("Black Hawk") and acquired the Limon mine and significant exploration properties in Nicaragua and the Vogel exploration project in Canada. The Keystone site in Canada was also acquired in this merger. Production from this mine ceased in 2000 and site reclamation is in process. The business combination was accounted for as a reverse take-over and the comparative figures presented are those of Black Hawk.


2.   ACCOUNTING POLICIES

(a)  Basis of consolidation

     The unaudited interim consolidated financial statements of the Company, which are expressed in U.S. dollars, have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and they follow the same accounting policies and methods of application as the audited consolidated financial statements for the year ended December 31, 2003, except as noted below. These unaudited interim consolidated financial statements do not include all the information and note disclosures required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual consolidated financial statements and the notes below. These consolidated financial statements include the accounts of the Company and its subsidiaries.


3.   ACCOUNTING CHANGES

     On January 1, 2004, the Company retroactively adopted the recommendations under Section 3110, Asset Retirement Obligations, of the Canadian Institute of Chartered Accountants Handbook ("Section 3110"). Section 3110 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset.

     These recommendations require that the fair value of a liability for an asset retirement obligation be recorded in the period in which it is incurred. When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. Upon settlement of the liability, a gain or loss is recorded. This differs from the prior practice that involved accruing for the estimated reclamation and closure liability through charges to the statement of operations over the life of the mine.

     On adoption of Section 3110 the Company recorded on the balance sheet a net increase of $237,000 in property, plant and equipment and an increase in asset retirement obligations of

$2,320,000. An amount of $2,083,000 was charged to deficit as at January 1, 2004, for the cumulative effect of this accounting change to that date. For the three months ended March 31, 2004, the Company recorded additional depreciation and depletion expense of $17,000 and recorded accretion expense of $68,000. An amount of $2,418,000 was charged to deficit as at January 1, 2003. For the three months ended March 31, 2003, the Company recorded additional depreciation and depletion expense of $17,000 and recorded accretion expense of $62,000.

     Following the adoption of Section 3110, the total amount of recognized liabilities for asset retirement obligations was $4,103,000. These liabilities mainly relate to obligations at the active and inactive mines to perform reclamation and remediation activities to meet the requirements of existing environmental laws and regulations that govern the Company's mining properties. The comparative amount of these liabilities is $4,063,000 at December 31, 2002 using the principles of section 3110 and using current information, assumptions and interest rates.


4.   OTHER EXPENSE (INCOME)


                                            For the three        For the three
                                             months ended        months ended
                                                March 31,           March 31,
                                                     2004             2003
------------------------------------------------------------------------------
(in thousands)

Interest and other income                  $        (67)          $       (1)
Accretion expense for depleted site                  35                   32
Foreign exchange                                    541                  228
Interest and finance fees                             2                    2
                                           -----------------------------------
                                           $        511           $      261
                                           ===================================

5. PROPERTY, PLANT AND EQUIPMENT

                                                              As at                As at
                                                             March 31,          December 31,
                                                               2004                 2003
                                                          -------------         -------------
                                                                                 (restated)
(in thousands)
Producing property
  Limon Mine, Nicaragua
    Property, plant and equipment                             $ 18,397              $ 17,539
    Accumulated depreciation and depletion                     (12,186)              (11,714)
                                                          ------------------------------------
                                                                 6,211                 5,825
                                                          ------------------------------------
Properties under development
  Bellavista Project, Costa Rica                                12,356                 6,829
  Vogel Project, Canada                                          1,498                 1,498
                                                          ------------------------------------
                                                                13,854                 8,327
                                                          ------------------------------------
Corporate properties
  Equipment                                                        134                    95
  Accumulated depreciation                                         (12)                   (4)
                                                                   122                    91
                                                          ------------------------------------
Depleted property
  Keystone Mine, Canada
    Property, plant and equipment                               14,097                14,097
    Accumulated depreciation and depletion                     (14,097)              (14,097)
                                                          ------------------------------------
                                                                     -                     -
                                                          ------------------------------------
                                                              $ 20,187              $ 14,243
                                                          ====================================


6.   ASSET RETIREMENT OBLIGATIONS

                                            For the three        For the three
                                             months ended         months ended
                                              March, 31,           March, 31,
                                                 2004                 2003
                                            --------------       --------------
(in thousands)

Balance, beginning of period                   $  4,103            $  4,063
Liabilities incurred                                 89                   -
Liabilities settled                                 (47)                (78)
Accretion expense                                    68                  62
                                            -----------------------------------
Balance, end of period                            4,213               4,047
Less: current portion                               976                 301
                                            -----------------------------------
                                               $  3,237            $  3,746
                                            ===================================

The Company's mining, processing, exploration and development activities are subject to various government controls and regulations relating to the protection of the environment, including requirements for the closure and reclamation of mining properties.

Effective January 1, 2004 the Company retroactively adopted the recommendations under Section 3110, Asset Retirement Obligations of the Canadian Institute of Chartered Accountants Handbook and changed the accounting policy for reclamation and closure costs. Prior to the adoption of Section 3110, the Company accrued estimated reclamation and closure costs over the life of the mine using the units of production method based on recoverable ounces contained in proven and probable reserves.

Through the construction and normal operations of mining property, plant and equipment, asset retirement obligations are incurred and the fair value of a liability for an asset retirement obligation is recorded at that time. When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. Over time, the liability is increased to reflect an interest element (accretion expense) considered in the initial measurement at fair value. The capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, a gain or loss is recorded if the actual costs incurred are different from the liability recorded.

The Company's assets retirement obligations relate to three mines:

Limon Mine

Future obligations requiring cash expenditures of approximately $2,700,000 after the mine closes at the end of 2007 result mainly from legal requirements to remove surface and underground facilities, and to cover and cap tailings facilities.

Bellavista Project

Future obligations incurred to date require cash expenditures of approximately $200,000 in the years 2013 and 2014 to reclaim land that has been disturbed to date through the initial construction of buildings, ponds and a leach pad at the site.

Keystone Gold Mine

This property is in the reclamation and closure phase and the remaining activity to be completed consists mainly of closing two pits, dredging a pond and the demolition of a mill and related buildings.

Cash expenditures of approximately $2,700,000 will be charged against the liability relating to this property in the years up to and including 2008.

7.   CAPITAL STOCK

i)   Common shares

     A summary of the transactions in the common share account in 2004 is presented below: Number of

                                              Number of
                                               Common
                                               shares           Amount
                                             -----------      ----------
(in thousands)

At December 31, 2003                           103,522        $ 28,267
 Prospectus financing (a)                       34,500          20,200
 Warrants exercised                                402             269
 Agent's options exercised                         782             518
 Less: share issue costs                             -          (1,811)
                                             ---------------------------
At March 31, 2004                              139,206        $ 47,443
                                             ===========================

a) On March 3, 2004, the Company closed a prospectus financing of 30,000,000 units at a price of Cdn$0.85 per unit for aggregate gross proceeds of Cdn$25,500,000 ($19,390,000). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at a price of Cdn$1.25 until November 26, 2008. The Company allocated Cdn$0.77 to each common share and Cdn$0.08 to each one-half of one warrant. The prospectus financing had an over-allotment option.

     On March 18, the Company closed the over-allotment option of 4,500,000 units at a price of Cdn$0.85 per unit for aggregate gross proceeds of Cdn$3,825,000 ($2,909,000).

b)   A summary of the share option transactions in 2004 is presented below:

                                                                Weighted
                                                                Average
                                           Number of         Exercise Price
                                             options             (Cdn$)
                                           ------------      --------------
                                          (in thousands)

At December 31, 2003                          7,963            $    0.80
   Granted                                    1,010                 0.95
                                           --------------------------------
At March 31, 2004                             8,973            $    0.82
                                           ================================


The Company recognized stock option expense and contributed surplus of $359,000 for the three months ended March 31, 2004.

The fair value of each option  grant is estimated on the date of grant using the
Black-Scholes   option-pricing   model  with  the   following   weighted-average
assumptions:

     Expected life in years: 3
     Risk free interest rate: 3.75%
     Expected volatility: 65%
     Dividend yield: 0%

ii)  Warrants

     A summary of the transactions in the warrant account in 2004 is as follows:

                                                            Number of
                                                              warrants         Amount
                                                            ------------    -----------
(in thousands)
At December 31, 2003                                           19,468          $ 4,009
  Prospectus financing (see note(i)(a))                        17,250            2,099
  Exercise of warrants                                           (401)             (73)
  Exercise of agent's options                                     391               74
                                                            ----------------------------
At March 31, 2004                                              36,708          $ 6,109
                                                            =============================


iii) Agent's Options

     A summary of the transactions in the agent's options account in 2004 is as follows:

                                              Number of
                                           agent's options           Amount
                                          -----------------      --------------
                                          (in thousands)

At December 31, 2003                          3,389            $    1,116
   Exercise of agent's options                 (782)                 (325)
                                           --------------------------------
At March 31, 2004                             2,607            $      791
                                           ================================

8.   SUPPLEMENTAL CASH FLOW INFORMATION

Change in non-cash working capital

                                                          For the three       For the three
                                                           months ended       months ended
                                                             March 31,          March 31,
                                                               2004               2003
                                                         ---------------     ---------------
(in thousands)
Marketable securities                                     $     3               $     -
Accounts receivable and prepaid expenses                     (355)                  (60)
Product inventory                                             330                   108
Supplies inventory                                           (167)                  680
Accounts payable and accrued
 liabilities                                                 1,911                   70
                                                        -----------------------------------
                                                          $  1,722              $   918
                                                        ===================================

Other non-cash activities


                                                          For the three       For the three
                                                           months ended       months ended
                                                             March 31,          March 31,
                                                               2004               2003
                                                          --------------     --------------
(in thousands)
Asset retirement obligations
incurred                                                  $        89          $        -
                                                          ==================================
Asset retirement costs added to
 property, plant and equipment                            $        89          $        -
                                                          ==================================


Operating activities included the following cash payments

                                                          For the three       For the three
                                                           months ended       months ended
                                                             March 31,          March 31,
                                                               2004               2003
                                                          --------------     --------------
(in thousands)
Interest paid                                               $       2          $         2
                                                           ==================================

9.   SEGMENT INFORMATION

     The Company is organized into three operating segments: Limon Mine (Nicaragua), Bellavista Project (Costa Rica) and Corporate. The Vogel Project and the Keystone Mine, which ceased operating in April 2000, are included in the Corporate segment. The Company evaluates performance based on net earnings or loss. The Company's segments are summarized in the table below.

(i)  Segment Statements of Operations (thousands of dollars)

                                                For the three months ended March 31, 2004
                                 --------------------------------------------------------------------
                                     Limon              Bellevista
                                      Mine                Project          Corporate          Total
                                 --------------------------------------------------------------------
Sales                              $  4,245              $      -          $      -         $  4,245
                                 --------------------------------------------------------------------
Cost of sales                         3,611                     -                 -            3,611
Royalties and production
  taxes                                 251                     -                 -              251
Depreciation and depletion              428                     -                 -              428
Accretion expense                        33                     -                 -               33
                                 --------------------------------------------------------------------
                                      4,323                     -                 -            4,323
                                 --------------------------------------------------------------------
Earnings from mining operations         (78)                    -                 -             (78)
                                 --------------------------------------------------------------------
General and administrative
 Expenses                                 -                     -             1,037            1,037
Stock option expense                      -                     -               349              349
Exploration                             390                     -               377              767
Other expense                             -                     -               511              511
                                 --------------------------------------------------------------------
                                        390                     -             2,274            2,664
                                 --------------------------------------------------------------------
Net loss                           $   (468)             $      -          $ (2,274)        $ (2,742)
                                 ====================================================================

                                                For the three months ended March 31, 2003
                                 --------------------------------------------------------------------
                                     Limon              Bellevista
                                      Mine                Project          Corporate          Total
                                 --------------------------------------------------------------------
Sales                              $  2,967              $      -          $      -          $ 2,967
                                 --------------------------------------------------------------------
Cost of sales                         2,687                                       -            2,687
Royalties and production
  taxes                                 152                     -                 -              152
Depreciation and depletion              358                     -                 -              358
Accretion expense                        30                     -                 -               30
                                 --------------------------------------------------------------------
                                      3,227                     -                 -            3,227
                                 --------------------------------------------------------------------
Earning from mining operations         (260)                     -                 -            (260)
                                 --------------------------------------------------------------------
General and administrative
 Expenses                                 -                     -               198              198
Exploration                             131                     -                54              185
Other expense                             -                     -               261              261
                                 --------------------------------------------------------------------
                                        131                     -               513              644
                                 --------------------------------------------------------------------
Net earnings (loss)                $   (391)              $     -          $   (513)         $  (904)
                                 =====================================================================



The Company's gold production is currently refined in Canada. Gold sales attributed to Nicaragua above were sold from Canada to customers in the United Kingdom or the United States but, due to the liquidity of the gold market and the large numbers of potential customers world wide, future sales may not be limited to these customers.

(i)  Segment Balance Sheets
     (thousands of dollars)

                                                       As at March 31, 2003
                                 -------------------------------------------------------------------
                                     Limon              Bellevista
                                      Mine                Project          Corporate          Total
                                 -------------------------------------------------------------------
Cash and cash equivalents          $     664             $     302         $ 28,336        $ 29,302
Other current assets                   8,158                    27            1,154           9,339
Property, plant and
  Equipment                            6,211                12,356            1,620          20,187
Other non-current assets                   -                   150              324             474
                                   -----------------------------------------------------------------
Total assets                       $  15,033             $  12,835         $ 31,434        $ 59,302
Capital expenditures               $     857             $   5,438         $     40        $  6,335
                                   =================================================================

                                                     As at December 31, 2003
                                 -------------------------------------------------------------------
                                     Limon              Bellevista
                                      Mine                Project          Corporate          Total
                                 -------------------------------------------------------------------
Cash and cash equivalents          $     610              $     18         $  14,275       $ 14,903
Other current assets                   7,908                   343               847          9,098
Property, plant and
  Equipment                            5,825                 6,829             1,589         14,243
Other non-current assets
assets                                     -                   150               329            479
                                   -----------------------------------------------------------------
Total assets                       $  14,343              $  7,340         $  17,040       $ 38,723
Capital expenditures               $     485              $  1,043         $      78       $  1,606
                                   =================================================================

CORPORATE INFORMATION



Head Office                                       Listing

500 - 6 Adelaide St. East
Toronto, Ontario                                  Toronto Stock Exchange (TSX)
M5C 1H6                                           Stock Symbol: GGG
Phone 416-860-0919                                Warrant Symbol: GGG.wt
Fax 416-367-0182
Email info@glencairngold.com

Kerry J. Knoll                                    Transfer Agent
President and Chief Executive Officer
                                                  Equity Transfer Services Inc.
                                                  420-120 Adelaide St. West
                                                  Toronto, Ontario
Ian J. McDonald                                   M5H 4G3
Chairman                                          Phone 416-361-0930
                                                  Fax 416-361-0470
T. Derek Price                                    www.glencairngold.com
Vice-President Finance and Chief Financial
Officer

Kevin Drover
Chief Operating Officer

Jim Borland
Director Investor Relations